2/18

07027454

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cue Energy Resources

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

OCT 23 2007

THOMSON FINANCIAL

FILE NO. 82- 34692

FISCAL YEAR 6-30-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 10/22/07

Cue Energy Resources Limited

Annual Report 2007





Highlights for 2007

Papua New Guinea
SE Gobe oil production continues
Barikewa geological survey completed
Kimu infill seismic completed
Cobra -1 (Murray Deep) well pad underway
Appraisal drilling planned for Barikewa, possibly Kimu

Indonesia
Oyong oil production begins
Wortel infill 2D seismic to begin
Oyong/Wortel gas development commences
Exploration drilling planned
Jeruk evaluation

Net Gas Production Forcast

Billion Cubic Feet Per Year



Wortel Gas
Oyong
6
5
4
3
2
1
0
2009
2010
2011
2012
2013
2014

¤ Cue entitlement estimate after government take, using contract and estimated gas prices.

Net Oil Production Forcast

Barrels of Oil Per Year X 1000



1000
800
600
400
200
0
Maari#
Oyong¤
SE Gobe#
2007
2008
2009
2010
2011
2012
2013
2014
2015

Cue estimate
¤ Cue entitlement estimate (after government take)



New Zealand

Maari development continues
- Platform construction
- FPSO build

Project finance arranged

Australia

Seismic in exploration blocks to commence

Farmout for well in T/38P

Inside this report

Photos courtesy of Santos

Gas Resources


120 BCF Maple/Cash (Aust)
120 BCF Barikewa (PNG)
4 BCF SE Gobe (PNG)
97 BCF Kimu (PNG)
12 BCF 2P*Oyong (Indonesia)
12 BCF* Wortel (Indonesia)

Oil Reserves


2.5 mmbls (2P) Maari (New Zealand)
0.24 mmbls (2P) SE Gobe (PNG)
0.75 mmbls (2P*) Oyong (Indonesia)

* Cue estimate after government take

Chairman's Overview

Cue enters an exciting growth phase with the Oyong field having just commenced initial oil production and the likely commencement of the Maari oil field production in 2008.

We have budgeted for our sales revenue to increase substantially from this years revenue of A$7.8 million (2006 A$8.4 million) to A$15.4 million in 2008 and A$48.8 million in 2009. Our projections assume, amongst other matters, timely completion of the Maari development, achievement of production targets and maintenance of current oil price levels.

As foreshadowed in our half yearly report, we have made a substantial write down of A$28.9 million in the Sampang PSC, primarily driven by the downgrade of the Jeruk oil discovery.

In Papua New Guinea the South East Gobe oil field continued to provide cash flow for the Company of A$7.8 million (2006 A$8.4 million). During the year we sold 91,106 barrels of oil from the field at an average price of USD$68 per barrel.

We did not hedge and therefore continued to benefit from ongoing high oil prices.

The ultimate commercialization of our substantial PNG gas resources moved closer, with geological and seismic surveys completed, and appraisal drilling planned for the next year.

Development of our PNG gas has the potential to provide substantial long term future income for your company.

In Indonesia Oyong has just commenced initial oil production and we expect that our share of oil production will generate average net operating revenue of around A$1.4 million per month this financial year from commencement.

The Oyong gas development phase has begun, with first gas production projected around year end 2008, with the Wortel gas development proposed to follow in late 2008 and 2009, with first gas production presently scheduled for early 2010.

In New Zealand the development of the Maari oil field made substantial progress during the year. Platform construction and modification of the floating production vessel are expected to be completed around year end 2007. Cue's share of the capital costs for the field, which has been the subject of significant increases, is largely covered by a project loan facility of US$20 million from BOS International, a part of the Bank of Scotland. First oil production is expected in the third quarter 2008, with full production of 35,000 barrels of oil per day projected to be reached around year end 2008. We have budgeted for Cue's share to be 1750 barrels of oil per day and Cue's average net operating income from the field to be around A$1.7 million per month in the first year of full production. These outcomes are dependent on the fulfillment of numerous assumptions, the most important being the timing of development, achieving production rate targets and oil price.



In Australia Cue operates six exploration permits. Two of these permits are in the Bass Basin adjacent to the Yolla gas/condensate field. Cue has recently farmed out an interest in a defined area of one of these permits to Beach Petroleum Limited, in return for Beach funding the drilling of an exploration well.

On the North West Shelf, Cue operates four exploration permits near the giant Rankin Trend gas fields and the Exeter, Mutineer oil fields.

Cue expects to acquire new seismic data in each permit over the coming year.

General

During the past year, Cue continued to enhance its operating capability. We added technical staff and computer work stations, as well as substantially adding to our technical data base.

We intent to continue evaluating new exploration acreage, as well as acquisition opportunities that may arise from time to time.

The past year has seen Cue move towards becoming a significant oil producer with a substantially increased revenue stream. The next year will see oil production grow with Oyong on stream and, later, Maari to come on stream. The following year should see our first sales gas production from Oyong.

Over the next 12 months, Cue will participate in seismic surveys and a number of high impact exploration and appraisal wells each of which have the potential to enhance our future.

Finally, I would like to thank our staff for their dedication and hard work.

Richard Tweedie
Chairman

28th September 2007

Chief Executive Officer's Review







During the past year in Papua New Guinea, oil production continued from the SE Gobe field, a geological survey was conducted over the Barikewa gas field and subsequent to the end of the year, seismic acquisition was undertaken over the Kimu gas field. In Indonesia, an appraisal well was drilled on the Wortel gas discovery and the oil development phase of the Oyong field was substantially completed. In New Zealand, development of the Maari oil field progressed, as did the evaluation of our Australian exploration blocks.

On the following pages I go into further detail about our ventures and projects throughout Australasia. Please read on.

Robert J. Coppin
Chief Executive Offer



Papua New Guinea



– Gas Development gains impetus
– Murray Deep (Cobra 1) to spud

6

Production

Cue's share of oil production from the South East Gobe field for the year was 91,106 barrels (2006 96,744) and at the end of the financial year, the field was producing at a rate of approximately 6,200 barrels of oil per day, with Cue's share at that time, being 205 barrels of oil per day.

The decrease in oil production rate from the previous year is caused by general steady depletion of the field and by an increase in the gas oil ratio. Most produced gas has to be re-injected, and hence the oil production rate is constrained by the gas re-injection capacity at the field. Oil Search, the operator for the field, is optimising gas injection capacity.

Both the SEG-13 and -14 wells have been completed as water injection wells to maintain reservoir pressure and hence enhance oil recovery.

Oil Search has estimated field oil reserves as at 31 December 2006 to be;

Million Barrels of Oil (Gross)

	Ultimate Recovery	Cumulative Production to 31 Dec 2006	Remaining to be Produced (Cue Share)
Proved (1P)	40.595	34.557	6.038 (0.198)
Proved & Probable (2P)	43.120	34.557	8.563 (0.281)
Proved, Probable & Possible (3P)	45.609	34.557	11.052 (0.363)

Recoverable gas volumes are estimated to be 279 billion cubic feet.

Exploration

The Murray Deep sub thrust structure, to the south east of the Bilip – 1 discovery, is now expected to be tested by the Cobra – 1 exploration well in late 2007 or early 2008.

Gas

During the year, ExxonMobil, Santos and Oil Search announced pre front end engineering and design (FEED) studies for a liquefied natural gas (LNG) development based on the Hides, Juha and Angore gas fields. Oil Search has also stated that it believes that more than one LNG development is feasible to develop gas from other fields.

Cue holds an interest in the Barikewa and Kimu gas fields and in the SE Gobe field gas cap.

In late 2006, a geological survey was undertaken over the Barikewa field and in mid 2007 an infill 2D seismic grid of data was acquired over the Kimu field. These surveys were designed to provide better structural pictures of each field and to assist in determining the location of potential appraisal wells. Preparations are being made to drill Barikewa – 3 in late 2007 or early 2008. Should sufficient recoverable gas volumes be proven by Barikewa – 3 and subsequent appraisal wells, the field, because of its location within 10 kilometres of the expected gas pipeline right-of-way, could be a potential candidate for inclusion in one of the above gas development projects.



Papua New Guinea Location Map


P'Nyang gas field
Hides gas field
Gobe & SE Gobe oil fields
PDL 3
Goroka
Juha gas field
Kutubu oil fields
PPL 190
PRL 8
Kumu gas fields
PRL 9
Barikewa gas fields
KUTUBU PIPELINE
Foreland Fold Belt
PNG to Queensland
Port Moresby
0 50km
LOCATION
PAPUA NEW GUINEA
LEGEND
Oil Field
Gas Condensate Field
CUE Permit
Gas pipeline
Possible gas pipeline

South East Gobe Field - Papua New Guinea


Makas
Gobe Main Field
Wasuma
S.E. Gobe Field
Murray Deep
Cobra-1
Tabe
PDL3
PPL 190
0 5km
LOCATION
PAPUA NEW GUINEA
LEGEND
Oil Field
Gas Condensate Field
CUE Permit
Lead
Seismic
Pipeline

Chief Executive Officer's Review Continued

Indonesia



Indonesia
Australia

- First oil commences
- Gas development underway

Development

The Oyong well head platform has been installed and development drilling completed. A moored storage tanker has been installed in the field and a floating production barge has been modified in Batam Island, Indonesia. The barge has been moved to location on the field and commissioned. First oil production has recently commenced.

The initial oil production rate is expected to be in the range 8,000 – 10,000 barrels of oil per day.

An interim analysis by Santos, the operator for the Oyong field, suggests that recoverable oil volumes for the field are likely to be in the range 3-6-10 million barrels in low, mid and highside cases and that recoverable gas volumes are likely to be in the range 80-97-103 billion cubic feet in low, mid and highside cases.

The oil production from Oyong will considerably boost Cue's revenue.

The gas development phase for the Oyong field has begun, with front end engineering and design (FEED) and contract tendering underway. Gas will be sent from the production barge by pipeline to Grati in East Java, where it will be sold to PT Indonesia Power under the terms of an existing Gas Sales Agreement for the entire gas reserves of the field.

First gas production is expected around the end of 2008, at a rate of 60 million cubic feet of gas per day.

Appraisal – Wortel

The Wortel – 1 well, which is located approximately 7km west of the Oyong field, encountered a 141 metre gross gas column over the interval 1242 – 1383 metres TVDKB above a gas water contact.

Oyong Development Concept - Indonesia



MADURA
Wellhead Structure
Oyong Gas and Oil Field
Production Barge
Trans Java Pipeline
60km pipeline
Onshore Gas Receiving Facilities
EAST JAVA

After Santos Ltd

A flow test flowed at the rate of 18.5 million cubic feet per day through a 56/64 inch choke with a flowing pressure of 1071psi, and a condensate content of 4 to 5 barrels per million cubic feet. The gas has no carbon dioxide or hydrogen sulphide. The gas is present in a younger aged granular limestone to that which contains the Oyong hydrocarbons.

Wortel -2, which is located 1km east – south east of Wortel, began drilling in late September 2006. The well failed to encounter significant hydrocarbons or the reservoir penetrated by Wortel -1.

It is expected that a Wortel -3 well will be drilled in early 2008 immediately to the east of Wortel -1 to establish the full potential of the Wortel discovery.

Wortel is currently assessed to contain recoverable gas volumes of 30-90-150 billion cubic feet in low, mid and high cases.



The close proximity of Wortel to Oyong allows the possibility of developing Wortel gas through the Oyong facilities. It is expected that Wortel development will begin in 2008 and continue through 2009 with first gas in 2010.

Appraisal - Jeruk

The results of the Jeruk -3 well showed that the oil column in the field is approximately 145 metres, a considerable reduction from the original estimated column of approximately 380 metres. In November 2006 Santos reported that "…the upside recoverable oil resource for Jeruk is most likely to be less than 50 million barrels".

Opportunities to commercialize Jeruk continue to be examined and possible development scenarios reviewed by Santos. Development of the field will require resolution of commercial and various technical issues.

Cue has reduced its economic interest in the Jeruk field to 8.181818% as well as substantially reducing its obligation to pay an in kind premium, a result of a transaction with Medco Strait Services Pty Ltd, a subsidiary of PT Medco Energy International Tbk. Cue retains a small proportion of the obligation with respect to the original in kind premium due to Santos. These premiums were incurred when Cue re-instated its interest in Jeruk, following the drilling of the Jeruk -1 and -2 wells by Santos as sole risk wells.

Exploration

The 2D seismic survey over Wortel will be extended to cover three nearby leads. If the seismic data confirms that these leads have the potential to hold commercial volumes of hydrocarbon, it is expected that two of these leads will be drilled in the second half of 2008. Any discovery could be potentially developed with Wortel.

Sampang PSC - Indonesia


KE
Lerpak
Madura
Soemerep-1
Ketapang
Gresik
Sampang PSC
Jelar
Raja
Gurita
Kerawai
Anggur
Persik
Maleo
Wortel
Pare
Paus
Herbras
Bakung
BD
Jeruk
Oyong
Wunut
Dukuh
Pipeline
Ubur-Ubur
Flamboyan
Java
Source Santos Ltd
0 20km
LOCATION
MALAYSIA
INDONESIA
LEGEND
Oil Field
Gas Condensate Field
CUE Permit
Mundu Play
Kujung Play
Plio-Pleistocene Play
Miocene Sands Play
3D Seismic Survey

Indonesian Participation

Under the terms of the Sampang PSC (and other Indonesian PSC's), BPMIGAS, has the right by itself, or its nominee to acquire one tenth of the participating interests of each of the participants subject to the reimbursement of all past costs. Petrogas Oyong Jatim, a company associated with the East Java regional government was the nominee of BPMIGAS and had the right to acquire the interest. During the year, Petrogas declined to proceed with obtaining an interest and as a consequence, Cue's interest will remains at 15%. Cue will, therefore, receive its full 15% share of Oyong oil production.

Chief Executive Officer's Review Continued

New Zealand


Australia
North Island
New Zealand
Tasmania Sea
Pacific Ocean
South Island

– Maari Development progressing

Maari Oil Field

PMP 38160 and PEP 38413 contain the Maari field and the nearby Manaia oil discovery, respectively. Cue acquired its interest in the field in March 2005. Maari is situated in 100 metres water depth, approximately 80km from the Taranaki coast and is the largest undeveloped offshore oil field in New Zealand.

Total P50 Moki formation recoverable oil volumes in the field are estimated to be approximately 45-50 million barrels. Oil is also present in shallower M2A sands and oil and gas in the deeper Mangahewa Formation. Only the Moki Formation will be initially produced.

The M2A sands will be further appraised by the Moki Formation production wells and could provide upside production in the future. The Manaia discovery requires further appraisal drilling before its ultimate potential can be determined. These appraisal opportunities provide a possible highside to the Maari development with the potential for increased recoverable oil volumes.

The development scheme for Maari is a well head platform which will house the well heads for five horizontal production wells and three water injection wells. The produced hydrocarbons and water will be sent by subsea flow lines to a nearby Floating Production Storage and Offtake (FPSO) vessel, where the oil, associated gas and produced water will be separated and processed.

Development Progress

The well head platform is being constructed in Lumut, Malaysia under a contract with Clough Projects International Pty Ltd. Construction of the platform is expected to be completed in early 2008. The platform will then be transported to New Zealand by heavy lift vessel and installed on the field.

Tanker Pacific Offshore Terminals is supplying and will operate the FPSO vessel, which is being modified in a shipyard in Singapore. The vessel will sail to New Zealand in early 2008 and will be connected to the well head platform.

Development well drilling will be undertaken by the Ensco 107 jack-up drilling rig in 2008. First oil is now expected in the third quarter 2008, with full production in early 2009.

Appraisal – Manaia

The Manaia field was discovered by the Maui -4 well in 1970. Oil was flow tested from the Mangahewa formation.

The 1999 3D seismic survey over Maari also covers Manaia and has been used to provide an updated structural picture of the field. Manaia has the potential to be an economic development as a subsea tie back to the Maari facilities.

It is expected that an appraisal well will be drilled on Manaia at the end of Maari development well drilling, most probably in early 2009.



Maari Oil Field - New Zealand


Pohokura
New Plymouth
Tui
Maui
Kupe South
40km
aari
Maari
oki-1
Maari-2
oki-2A
PEP 38413
PMP 38160
anaia
aui-4
N
0
5km
Water depth approx 100m
LOCATION
NEW ZEALAND
LEGEND
Oil Field
Gas Condensate Field
CUE Permit
Fault




Timor Sea
Coral Sea
Australia
Pacific Ocean
Indian Ocean
New Zealand

Chief Executive Officer's Review Continued

Australia

- Farmout for well in T/38P
- Seismic acquisition to commence

Bass Basin

Cue has a 50% interest in two permits in the Bass Basin adjacent to the producing Yolla gas and condensate field. Cue has farmed out in the T/38P permit to Beach Petroleum Limited. Beach will earn an 80% interest in a defined area of T/38P in return for paying for the drilling of the Spikey Beach -1 exploration well. Cue will retain a 10% interest in the farmout area and its full 50% interest in the remainder of the permit.

Bass Basin Permits - Australia


Koorkah 1
Cormorant 1
King 1
Barramundi 1
Bass 1
T/37P
Bass 2
White Ibis 1
Yolla 1,2
T/RL-1
Tilana 1
Yurong 1
Dondu 1
T/04-2
Bass 3
Tarook 1
Nangkero 1
T/18P R3
Squid 1
Chat 1
T/38P
Pelican 1
Pelican 5
Flinders 1
T/39P
T/04-4
Durroon 1
Spikey Beach Prospect
Tasmanian Devil
T/04-3
DUKE ENERGY INTERNATIONAL
TASMANIAN GAS PIPELINE
Tasmania
Devonport
LOCATION
LEGEND
Gas Condensate Field
CUE Permit
Beach Petroleum farm-in area

Carnarvon Basin

Cue has a 50% interest in three permits, and a 100% interest in another (WA389-P), in the Outer Rankin Area of the Carnarvon Basin, adjacent to the giant Rankin trend gas fields and the Mutineer – Exeter oil fields.

Cue is planning 2D or 3D seismic in all permits in late 2007 and 2008, prior to exploration drilling.

Location Carnarvon Basin Permits - Australia


N
0
25km
WA-389-P
Andromeda-1
Brigadier-1
WA-359-P
Mutineer
Exeter
Gandara-1
Lacerta-1
Hermes
Lambert
WA-361-P
Eaglehawk
Perseus
Angel
Eastwood-1
Egret
WA-360-P
North Rankin
Cossack
Echo/Yodel
Wanaea
Legendre
Wheatstone
Goodwyn
Malus-1
Rankin
Dockrell
Dixon
Pluto
Iago
Wilcox
LOCATION
LEGEND
Oil Field
Gas Condensate Field
CUE Permit



Ashmore Cartier Permit - Australia


Kuda Tasi
Corallina
Laminaria
Jahal/Buffalo
Kakatua
Elang
Bayu/Undan
ASHMORE/
CARTIER
AREA
Oliver
Audacious
Tenacious
AC/RL7
Jabiru
Cassini/Challis
Swan
Skua
Talbot 1,2
0
50km
LOCATION
LEGEND
Oil Field
Gas Condensate Field
CUE Permit (20% interest)

Ashmore Cartier

Cue also holds a 20% interest in the retention lease over the Cash Maple gas field in the Timor Sea. The operator is considering ways in which the field could be commercialised.

Corporate Governance Statement

The Directors of Cue Energy Resources Limited recognize the need for high standards of corporate governance and are focused on fulfilling their responsibilities individually and as a board to all of the Company stakeholders. The board supports the guidelines on the "Principles of Good Corporate Governance and Best Practice Recommendations" established by the ASX Corporate Governance Council.

Given the size and structure of the Company, the nature of its business, the stage of its development and the cost of strict and detailed compliance with all of the recommendations the Company has adopted some modified systems, procedures and practices which it considers allow it to meet the principles of good corporate governance.

The Company practices aim for consistency with those of the guidelines and its recommendations. The Company considers that its adopted practices are appropriate to it in this regard. At the end of this Corporate Governance Statement a table is included detailing the recommendations with which the Company does not strictly comply.

The following detail addresses the Company practices in complying with the principles.

Principle 1: Laying solid foundations for management and oversight

The role of the Board is to lead and oversee the management and direction of the Company.

After appropriate consultation with executive management, the board:

— defines and sets its business objectives. It subsequently monitors performance and achievements of the Company's objectives;

— oversees the reporting on matters of compliance with corporate policies and laws, takes responsibility for risk management processes and a review of executive management of the Company;

— monitors and approves financial performance and budgets; and

— reports to shareholders.

Principle 2: Structuring the Board to add value

Composition of the Board

The ASX Corporate Governance Council recommends that composition of the board be determined so as to provide a Company with a broad base of industry, business, technical, administrative and corporate skill and experience considered necessary to represent shareholders and fulfill the business objectives of a Company.

The recommendations of best practice are that a majority of the Directors and in particular the chairperson should be independent. An independent Director is one who:

— does not hold an executive position;

— is not a substantial shareholder of the Company or an officer or otherwise associated directly or indirectly with a substantial shareholder of the Company;

— has not within the last 3 years been employed in an executive capacity by the Company or another group member or been a Director after ceasing to hold such employment;

— is not a principal of a professional adviser to the Company or another group member;

— is not a significant supplier or customer of the Company or another group member, or an officer of, or otherwise associated directly or indirectly with a significant supplier or customer;



— has no significant contractual relationship with the Company or any other group member other than as a Director of the Company; and

— is free from any interest and any business or other relationship which could or could reasonably be perceived to materially interfere with the Directors ability to act in the best interests of the Company.

It is considered that a majority of independent Directors is not the optimal composition to add value to your Company. This is due to the size and nature of the Company's business and risk profile of the Company. Corporate Governance practices are in place to support competent and objective operation of the board and to provide investor assurance in relation to board decision making.

Nomination of other Board members

The board at least annually reviews its composition to determine if additional core strengths are required to be added to the board in light of the nature of the Company businesses and its objectives. The board does not believe that at this point in the Company's development it is necessary to appoint additional Directors.

Independent advice

Each of the Directors are entitled to seek independent advice at Company expense to assist them to carry out their responsibilities.

Principle 3: Promotion of ethical and responsible decision-making

Directors, officers, employees and consultants to the Company are required to observe high standards of behaviour and business ethics in conducting business on behalf of the Company and they are required to maintain a reputation of integrity on the part of both the Company and themselves. The Company does not contract with or otherwise engage any person or party where it considers integrity may be compromised.

Directors are required to disclose to the board actual or potential conflicts of interest that may or might reasonably be thought to exist between the interests of the Director or the interests of any other party in so far as it affects the activities of the Company and to act in accordance with the Corporations Act if conflict cannot be removed or if it persists. That involves taking no part in the decision making process or discussions where that conflict does arise.

Directors are required to make disclosure of any share trading. The Company policy in relation to share trading is that officers are prohibited to trade whilst in possession of unpublished price sensitive information concerning the Company. That is information which a reasonable person would expect to have a material affect on the price or value of the Company shares. An officer must discuss the proposal to acquire or sell shares with the chairman prior to doing so to ensure that there is no price sensitive information of which that officer might not be aware. The undertaking of any trading in shares must be notified to the Company secretary who makes disclosure to ASX.

Principle 4: Safe guarding integrity in financial reporting

An Audit Committee has been established.

The committee consists of the following:
EG Albers (Chairman)
L Musca
RG Tweedie

The main responsibilities of the Audit Committee are to;

- review the annual financial statements with the Chief Executive Officer, the Chief Financial Officer and the external auditors and make appropriate recommendations to the Board;
- review all regular financial reports to be made to the public prior to their release and make appropriate recommendations to the Board;
- monitor compliance with statutory and Australian and Port Moresby Stock Exchanges requirements for financial reporting;
- review reports from management and external auditors on any significant proposed regulatory, accounting or reporting issues, to assess the potential impact on the Company's financial reporting process.

The Chief Executive Officer and the Chief Financial Officer are required to state in writing that the Company's Financial Reports present a true and fair view in all material respects of the Company's financial condition and operational results in accordance with relevant accounting standards.

The committee is also charged with the responsibilities of recommending to the Board the appointment, removal and remuneration of the external auditors and reviewing the terms of their engagement and the scope and quality of the audit.

An analysis of fees paid to the external auditors, including a breakdown of fees of non audit services, is provided in the notes to the financial statements. It is the policy of the external auditors to provide an annual declaration of their independence to the Board.

Each board member has access to the external auditors and the auditor has access to each board member.

Principle 5: Making timely and balanced disclosure

The Public Officer A. Knox, has been nominated as the person responsible for communications with the Australian Stock Exchange (ASX). This role includes responsibility for ensuring compliance with the continuous disclosure requirement in the ASX Listing Rules and overseeing and co-coordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public.

All material information concerning the Company, including its financial situation, performance, ownership and governance are posted on the Company web site to ensure all investors have equal and timely access.

Principle 6: Respecting the rights of Shareholders

The Board recognises its responsibility to ensure that its shareholders are informed of all major developments affecting the Company.

All shareholders can receive a copy of the Company's annual report and both the annual and half yearly reports are posted on the Company's web site.

Quarterly reports are prepared in accordance with ASX listing rules. A copy is posted on the Company's web site.

Regular updates on operations are made via ASX releases.

Information on the Company is posted on the Company's website. When analysts are briefed on aspects of the Company's operation, the material used in the presentation is released to the ASX and posted on the Company's website.

The Company upgraded its website during the past year. The website includes the option for shareholders to contact the Company for direct email updates of Company matters.

The external auditor is requested to attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the audit report.

Principle 7: Recognising and managing risk

A key element of the policies and procedures is risk management. The policies cover the Company's day-to-day internal operations.

Three key risks for the Company are exploration success; and oil and gas prices and markets.

The issue with exploration is one of balancing the potential rewards with the cost of information and the cost of drilling a dry hole. The Company employs a number of strategies to mitigate its risks including farming out prospects which do not meet its risk profile, and acquiring 3D seismic in order to better define prospects. The Company utilises industry standard software to evaluate prospect economics. Another way in which the Company reduces its exploration risk is by peer review of prospects both internally and by co-venturers.

The Company is subject to commodity price fluctuation through the sale of crude oil denominated in $US. The Company constantly monitors crude oil price swaps and currency option contracts available to manage its commodity price risk.

The Board is responsible for approval of acquisition and disposal of exploration and development interests. The Board is also responsible for overseeing identification and development of strategies to mitigate price risk, including hedging and also asset protection and potential liabilities via insurance.

The Company has in place internal control processes, and undertakes such modifications as are necessary to ensure reasonable levels of control are maintained.

Authorisation of equity raisings, entering into debt facilities and major capital expenditure or commitments require Board approval. All routine operating expenditures are the responsibility of management in accordance with programmes and budgets approved by the Board.

The Company currently has a staff of six, which does not include an internal audit function. In relation to its responsibilities the Board's consideration includes the following:

- Review of internal controls and recommendations of enhancements
- Monitoring of compliance with the Corporations Act 2001, Australian Stock Exchange, Australian Taxation Office and Australian Securities Investments Commission requirements
- Improving the quality of the management and accounting information

Follow-up and rectification by management of deficiencies or breakdown in controls or procedures.

Principle 8: Encouraging enhanced performance

The board regularly discusses and reviews its performance. The chairperson also discusses with each Director their requirements, performances and aspects of involvement in the Company. The Non-Executive Directors discuss and evaluate the role fulfilled by management individually and together. This is reviewed against the discussed and agreed objectives of the Company and the effectiveness in carrying out those objectives.

Each member of the board has committed to spending sufficient time to enable them to carry out their duties as a Director of the Company. One third of the Directors retire annually and are free to seek re-election by shareholders.

Principle 9: Remunerate fairly and responsibly

A Remuneration and Nomination Committee has been established.

The committee consists of the following:
L Musca (Chairman)
RG Tweedie

The Remuneration and Nomination Committee makes recommendations to the full Board on remuneration packages and other terms of employment and reviews the composition of the Board having regard to the Company's present and future needs.

Remuneration and other terms of employment are reviewed annually by the committee having regard to performance and relevant comparative information. As well as a base salary, remuneration packages include superannuation, termination entitlements, fringe benefits and options.

Remuneration packages are set at levels that are intended to attract and retain high calibre staff and align the interest of the executives with those of the Company shareholders.

Remuneration of Non-Executive Directors is determined by the Board within the maximum amount approved by the shareholders from time to time.

Further information on Directors' and Executives' remuneration is set out in the Directors' Report.

Principle 10: Recognising the Legitimate Interests of Stakeholders

The Company recognises its responsibilities extend beyond shareholders to clients, customers, consumers and regulators. The Company is committed to providing detail, accuracy in that detail and meeting principles of equity and fairness in all of its dealings.

Table of departures and explanations (from the Recommendations of the ASX Corporate Governance Council)

	Departure (from Recommendation)	Explanation
2.1	Not all of the Directors satisfy the test of independence. Most Directors have substantial shareholdings in the Company.	Given the nature and size of the Company, its business interests and the stage of development, the board is of the view that there is a broad mix of skills required and that given their experience each of the Directors are aware of and capable of acting in an independent manner and in the best interests of the shareholders.
2.2	The Chairman whilst a Non-Executive Director has a substantial associated shareholding in the Company and does therefore not meet the test of independence.	The board considers that the chairman is capable of acting independently and is sufficiently experienced to fulfil that role.
3.1	No formal code of conduct has been established as to practices necessary to maintain confidence in the Company integrity or as to reporting and investigating unethical practices.	It is not considered that a code of conduct or reporting guide is yet necessary. The principles are followed.
5.1	No written policy and procedure exists to ensure that compliance with ASX Listing Rules disclosure requirements are met at senior management level.	There are only two senior Executives of the Company and the board does not consider that a written policy is at this time required. It will be reviewed as the activities of the Company increase.
6.1	The Company has no formally designed or disclosed communication strategy with shareholders.	The board is conscious of the need to continually keep shareholders and markets advised. The procedures adopted within the Company, although not written, are weighted towards informing shareholders and markets.
7.1 and 7.2	There has been no written implementation of policy on risk oversight and management or for senior management to make statements to the board concerning those matters.	Given the nature and size of the Company, its business interests and the involvement of all Directors who all have business management skills, it is not considered necessary to establish this practice at this time.
8.1	There has been no formal disclosure of the process for performance evaluation of the board, committees, individual Directors and key Executives.	Given the size of the Company and the involvement of all three Directors a policy has not to date been required. The Directors continually monitor and discuss performance.
10.1	There has been no disclosure of the code of conduct to deal with compliance for legal or other obligations to legitimate stakeholders.	The business practices adopted by the board recognise this principle but no formal code has been established.

Annual Report of Directors



Your Directors present their report on the Company and its controlled entities for the financial year ended 30 June 2007.

Directors

The names of Directors of the Company in office during the year and up to the date of this report were:

Richard G. Tweedie
Leon Musca
Kenneth Hoolihan (retired 17 May 2007)
E. Geoffrey Albers
Dr. Lloyd Taylor (appointed 3 July 2007, resigned 6 August 2007)

Company Secretary
Andrew Knox

Principal Activities

The principal activities of the group are petroleum exploration, development and production. There has been no significant changes in the nature of these activities during the year.

Cue Energy Resources Limited ('Cue') is listed on the Australian Stock Exchange and the Port Moresby Stock Exchange. The Company has an American Depositary Receipt (ADR) program sponsored by the Bank of New York.

Principal Place of Business

Level 21, 114 William Street
Melbourne 3000 Australia

Registered Office

Level 21, 114 William Street
Melbourne 3000 Australia

Dividends

No dividends were paid to members during the financial year.

2006/2007 Results

Group revenue for the year ended 30 June 2007 was $9.669M (2006: $9.755M).

Group expenses totalled $35.768M (2006: $5.166M) including production expenses and write-offs.

The operating profit/(loss) before income tax expense for the year was $(26.1M) (2006: $4.588M). The Group tax expense for the year was $1.524M (2006: $2.422M). The Group profit/(loss) after income tax expense was $(27.623M) (2006: $2.167M).



Review of Operations

Papua New Guinea

Cue's net share of oil production from the SE Gobe field for the year was 91,106 barrels (2006: 96,774).

At the end of the year, the field oil production rate was approximately 6,200 barrels of oil per day (Cue's net interest approximately 205 barrels of oil per day).

Early in the year, the SEG 14 deviated development well encountered water in the objective Iagifu reservoir and was subsequently completed as a water injector well to provide pressure support to the SEG 11 oil production well, and hence an ultimate increase in oil production from the well.

A geological survey was undertaken over the Barikewa gas field and subsequent to the end of the year, seismic acquisition was undertaken over the Kimu gas field.

Indonesia

The contract for a floating production vessel for the Oyong gas field was re-tendered and the contract awarded to PT Pulau Kincana Raya (PKR) for the production barge Seagood 101. Modifications to the barge were under-taken in a Batam Island, Indonesia, shipyard and in August 2007 the barge was moved to the field in preparation for oil production. Oil production began in September 2007.

Front end engineering and development (FEED) studies and contract tendering began for the Oyong gas development phase.

Wire line logs and flow test information from the Jeruk-3 well established that the oil column in the field was smaller than previously estimated to be. After completion of analysis Santos, the operator, reported that the upside recoverable oil resource for Jeruk was most likely to be less than 50 million barrels.

In early 2007 Petrogas Oyong Jatim, a company associated with the East Java regional government and nominee of BPMIGAS, declined to proceed with obtaining an interest in the Sampang Production Sharing Contract and hence Cue retained its full 15% interest in the block outside of Jeruk.

New Zealand

The New Zealand authorities extended the Maari Appraisal Permit PEP 38413 for 5 years to 1/1/2011.

The Maari oil field development continued during the year with major contracts for platform construction and supply of the FPSO production vessel awarded to Clough Projects International Ltd and to Tanker Pacific respectively.

Australia

Exploration permit WA 389P in the Carnarvon Basin was awarded to Cue (100% interest) on 30 August 2006.

During the year Cue, as operator, continued the analysis of existing technical information for exploration permits WA 359P, WA 360P and WA 361P in the offshore Carnarvon Basin and for T/37P and T/38P in the offshore Bass Basin.

	Year ended 30 June 2007	Year ended 30 June 2006
Net Tangible Assets Per Share – cents	8.7	4.3
Production Volumes		
Barrels (SE Gobe)	91,106	96,774



Shareholders' Equity & Capital Structure

Total Shareholders' Equity as at 30 June 2007 was $75.172M (2006: $102.772M). At balance date Cue had share capital of $141.8M (2006: $141.477M).

The total number of shares on issue at 30 June 2007 was 628,239,007.

Options and Other Rights of Conversion

Options

As at 30 June 2007, the following options were outstanding:

Unlisted

5,350,000 unlisted options to employees over fully paid shares. Options are exercisable as follows:

No. of Options	Exercise Price (cents)	Expiry Date
1,500,000	35	01/06/08
1,283,334	20	19/04/12
1,283,333	22.5	19/04/12
1,283,333	25	19/04/12

During the year the following employee options expired:

No. of Options	Exercise Price (cents)
1,000,000	35

There were no other rights of conversion and no further options have been issued since the end of the financial year.

Environmental Regulation and Performance

The Group holds participating interests in a number of exploration and production titles as detailed in Note 16 to the financial statements. The various authorities granting such licences require the holder to comply with the directions and terms of the grant of the licence.

The economic entity aims to ensure that the highest standard of environmental care is achieved. The Board maintains the responsibility to ensure that the economic entity's environment policies are adhered to and to ensure that the economic entity is aware of and is in compliance with all relevant environmental legislation. There have been no environmental breaches during the 2007 financial year.

There have been no significant known breaches of the Group's licence conditions during the 2007 financial year.

Future Developments

The particular information required by Section 299(1) (e) of the Corporations Act 2001 has been omitted from the report because the Directors believe that it would result in unreasonable prejudice to the economic entity.

Directors Meetings

The following table sets out the number of meetings of the Board of Directors held during the year and the number of meetings attended by each Director.

	Board		Audit Committee		Remuneration and Nomination Committee	
	Held	Attended	Held	Attended	Held	Attended
Richard G. Tweedie	10	10	2	2	n/a	n/a
Leon Musca	10	10	2	2	2	2
Kenneth Hoolihan	10	7	n/a	n/a	n/a	n/a
E. Geoffrey Albers	10	9	2	2	2	2

Information on Directors

Director	Qualifications and Experience	Special Responsibilities	Particulars of Directors' Interests in Shares of Cue Energy Resources Limited
R.G. Tweedie (61 years)	LL.B Director of Todd Petroleum Mining Company Limited Appointed: 04/09/1987 Director of Cue Energy Resources Limited Appointed 16/07/2001	Chairman of Board of Directors Member of Remuneration and Nomination Committee Member of Audit Committee	^159,920,351
E.G. Albers (63 years)	LL.B, FAICD Director of Octanex NL Appointed 02/10/1984 Director of Moby Oil & Gas Limited Appointed 12/10/2003 Director of Bass Strait Oil Company Limited Appointed 09/04/1981 Director of Cue Energy Resources Limited Appointed 14/08/2001	Non-Executive Director Chairman of Audit Committee	^48,295,783
L. Musca (64 years)	LL.B Barrister and Solicitor Director of Cue Energy Holdings Ltd Appointed 16/03/2000 Director of Cue Energy Resources Limited Appointed 17/11/1999	Independent Non-Executive Director Chairman of Remuneration and Nomination Committee Member of Audit Committee	^12,427,419

Company Secretary

A. Knox	B.Com, CA, CPA, FAICD	Chief Financial Officer
	Director of all subsidiaries	Public Officer

^ Includes shares held by Director related parties.

No shares in subsidiary companies are held by the Directors and no remuneration or other benefits were paid or are due and payable by subsidiary companies.

Remuneration Report

The Board's policy for remuneration of Executives and Directors is included in the Corporate Governance Statement in this Annual Report.

2007	Short-Term			Post Employment			Share-Based		
Name	Cash salary and fees $	Cash Bonus $	Non monetary benefits $	Super-annuation $	Retirement benefits $	Share Purchases* $	Options $	Total Performance Related %	Total $
Non Executive Directors									
R.G. Tweedie	6,250	-	-	-	-	43,750	-	-	50,000
E.G. Albers	25,000	-	-	-	-	25,000	-	-	50,000
K. Hoolihan	21,909	-	-	-	-	21,895	-	-	43,804
L. Musca	25,000	-	-	-	-	25,000	-	-	50,000
Total	78,159	-	-	-	-	115,645	-	-	193,804
Executives									
R.J. Coppin	215,000	-	50,904	87,600	-	-	83,667	19.1	437,171
A.M. Knox	225,299	-	42,173	23,760	-	19,979	83,667	21.2	394,878
Total	440,299	-	93,077	111,360	-	19,979	167,334	-	832,049

* Shares purchased on market as an alternative to cash salary.

2006	Short-Term			Post Employment			Share-Based		
Name	Cash salary and fees $	Cash Bonus $	Non monetary benefits $	Super-annuation $	Retirement benefits $	Share Purchases* $	Options $	Total Performance Related %	Total $
Non Executive Directors									
R.G. Tweedie	25,000	-	-	-	-	25,000	-	-	50,000
E.G. Albers	25,000	-	-	-	-	25,000	-	-	50,000
K. Hoolihan	25,000	-	-	-	-	25,000	-	-	50,000
L. Musca	25,000	-	-	-	-	25,000	-	-	50,000
Total	100,000	-	-	-	-	100,000	-	-	200,000
Executives									
R.J. Coppin	180,000	-	61,205	60,914	-	-	4,500	1.46	306,619
A.M. Knox	180,276	-	47,933	21,060	-	20,000	4,500	1.64	273,769
Total	360,276	-	109,138	81,974	-	20,000	9,000	-	580,388

* Shares purchased on market as an alternative to cash salary.

A.M. Knox is a Director of all the subsidiaries and an Executive of the parent company.

R.J. Coppin is a Director of Cue Energy Holdings Ltd and an Executive of the parent company.

No Directors, or Executives, were under contract at 30 June 2007.

Remuneration of Directors and Executives is based on recommendations by the Remuneration and Nomination Committee and is not based directly on the performance of the Company. The Board considers a remuneration policy based on short-term returns may not be beneficial to the long-term creation of wealth by the Company to shareholders. However, the Board is conscious of its responsibility for the performance of the Company. Directors and Executives are encouraged to hold shares in the Company to align their interests with those of shareholders. Options issued have been valued using the Black Scholes method and are not based on Company performance.

No remuneration or other benefits are paid by the subsidiaries.

Options holdings

The number of options of ordinary shares in the Company held during the financial year by each Director of Cue Energy Resources Limited and each of the specified Executives including their personally related entities are set out below:

	Balance at start of year	Granted during year as remuneration	Exercised during year	Expired during year	Balance at end of year	Vested and exercisable at end of year
Directors						
R.G. Tweedie	-	-	-	-	-	-
E.G. Albers	-	-	-	-	-	-
K. Hoolihan	-	-	-	-	-	-
L. Musca	-	-	-	-	-	-
Executives						
R.J. Coppin	1,000,000	1,000,000	-	500,000	1,500,000	833,334
A.M. Knox	1,000,000	1,000,000	-	500,000	1,500,000	833,334

Details of Options

No. of Options	Exercise Price	Grant Date	Price of Share at Grant Date	Expiry Date	Vesting	Dividend Yield	Estimated Volatility	Risk Free Interest Rate%	Value $
1,000,000	35 cents	01/06/06	21.5 cents	01/06/08	Immediate	0	27	6	9,000
666,668	20 cents	23/04/07	15.5 cents	19/04/12	Immediate	0	67	7	58,667
666,666	22.5 cents	23/04/07	15.5 cents	19/04/12	19/04/08	0	67	7	55,334
666,666	25 cents	23/04/07	15.5 cents	19/04/12	19/04/09	0	67	7	53,334

Options issued have been valued using the Black Scholes method and are not based on Company performance, but industry practice. Estimated volatility is based on share price over the preceding 12 months. There are no further conditions attached to the options.

Shareholdings

	Balance at start of year	Acquired during year on exercise of options	Purchases	Sales	Balance at end of year
Directors 2007					
R.G. Tweedie	1,993,470	-	249,891	-	2,243,361
E.G. Albers	43,427,753	-	138,628	-	43,566,381
K. Hoolihan	1,469,016	-	160,062	-	1,629,078
L. Musca	12,146,909	-	160,062	-	12,306,971
Directors 2006					
R.G. Tweedie	1,890,040	-	103,430	-	1,993,470
E.G. Albers	43,302,890	-	124,863	-	43,427,753
K. Hoolihan	1,365,586	-	103,430	-	1,469,016
L. Musca	12,043,479	-	103,430	-	12,146,909
Executives 2007					
R.J. Coppin	1,500,000	-	-	-	1,500,000
A.M. Knox	1,593,833	-	146,671	-	1,740,504
Executives 2006					
R.J. Coppin	1,500,000	-	-	-	1,500,000
A.M. Knox	2,563,583	-	83,833	(1,053,583)	1,593,833

Directors Savings Plan

Pursuant to the Directors Savings Plan Directors are required to purchase through an appointed trustee, Cue Energy Resources Limited shares on market for a minimum of 50% of respective Directors fees.

Auditor

In accordance with the provisions of the Corporations Act 2001 the Company's auditor, PKF Chartered Accountants, continues in office.

Non-audit services

The Company may decide to employ the auditor on assignments additional to its statutory audit duties where the auditor's expertise and experience with the Company are important.

The Board of Directors has considered the position and is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The Directors are satisfied that the provision of non-audit services by the auditor as set out below, did not compromise the audit independence requirement of the Corporations Act 2001 for the following reasons:

- All non-audit services have been reviewed by the Board to ensure they do not impact the impartiality and objectivity of the auditor.
- None of the services undermine the general principle relating to the auditor independence as set out in the Code of Ethics for Professional Accountants, including reviewing or auditing the auditor's own work, acting in a management or a decision making capacity for the Company, acting as advocate for the Company or jointly sharing economic risk and reward.

A copy of the auditor's independence declaration as required under section 307C of the Corporations Act 2001, is set out on page 27.

Audit Services	**$**
Audit and review of financial reports	55,000
Non-Audit Services	
Tax compliance services including review of tax effect accounting, tax returns and tax advice re tax losses	34,181
Total	89,181

Rounding off of amounts

The Company is a company of the kind referred to in ASIC Class Order 98/0100, dated 10 July 1998, and in accordance with the Class Order amounts in the directors' report and the financial report are rounded off to the nearest thousand dollars, unless otherwise indicated.

Directors' Insurance

In accordance with commercial practice, the insurance policy prohibits disclosure of the terms of the policy, including the nature of the liability insured against and the amount of the premium.

Information Used by Directors

There were no notices from Directors of the Group or Parent Company requesting to use Company information received in their capacity as Directors which would not otherwise have been available to them.

Events Subsequent to Balance Date

Subsequent to the end of the financial year the Company entered into a farmout arrangement for its 50% interest in T/38P in the Bass Basin, Tasmania. Beach Petroleum Limited will earn an 80% interest in a defined portion of the permit by paying for the drilling of the Spikey Beach -1 exploration well, which is expected to be drilled in the second half of 2008. Apart from this farmout, the Directors are not aware of any matter or circumstance since the end of the financial year, not otherwise dealt with in this report or group financial statements that has significantly or may significantly affect the operations of Cue Energy Resources Limited, the results of those operations or the state of affairs of the Company or Group.

On behalf of the Board

Richard Tweedie
Chairman

Dated in Melbourne on this 28th day of September 2007 and signed in accordance with a resolution of the Directors.

Directors' Declaration

Cue Energy Resources Limited

In the opinion of the Directors of Cue Energy Resources Limited:

a) the accompanying financial statements and notes, and the remuneration disclosures that are contained in the Remuneration Report section of the Directors' Report, are in accordance with the Corporations Act 2001, comply with the accounting standards and give a true and fair view of the Company's and the consolidated entity's financial position as at 30 June 2007 and of their performance for the year ended on that date;

b) at the date of this declaration there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable;

c) the Directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by Section 295A; and

d) the remuneration disclosures set out in the directors' report comply with Accounting Standard AASB 124 Related Party Disclosures and the Corporations Regulations 2001.

Signed in accordance with a resolution of the Directors.

Richard Tweedie
Chairman

Dated in Melbourne this 28th day of September 2007.

Independent Declaration

PKF

Chartered Accountants
& Business Advisers

28 September 2006

The Directors
Cue Energy Resources Limited
Level 21
114 William Street
MELBOURNE VIC 3000

Dear Directors

INDEPENDENCE DECLARATION

As lead audit partner for the audit of the financial report of Cue Energy Resources Ltd for the financial year ended 30 June 2006 and in accordance with section 307C of the Corporations Act 2001, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(a) the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(b) any applicable code of professional conduct in relation to the audit.

Yours faithfully
PKF

M L Port
Partner

Tel: +61 3 9603 1700 | Fax: +61 3 9602 3870 | www.pkf.com.au
Victorian Partnership | ABN 56 527 914 493
Level 11, CGU Tower | 485 La Trobe Street | Melbourne | Victoria 3000 | Australia
GPO Box 5099 | Melbourne | Victoria 3001

Financial Information



Income Statement for the year ended 30 June 2007

		Consolidated		Parent	
	Note	2007 $000's	2006 $000's	2007 $000's	2006 $000's
Revenue	2	9,669	9,755	2,856	4,200
Operating Expenses	3	(35,768)	(5,166)	(32,680)	(1,918)
Operating profit/(loss) before income tax		(26,099)	4,589	(29,824)	2,282
Income tax expense	5	(1,524)	(2,422)	-	-
Net profit/(loss) attributable to members of the parent		(27,623)	2,167	(29,824)	2,282
		$	**$**		
Basic earnings/(loss) per share	20	(0.044)	0.0041		
Diluted earnings/(loss) per share	20	(0.044)	0.0041		

The accompanying notes form part of and are to be read in conjunction with these Financial Statements.

Balance Sheet as at 30 June 2007

		Consolidated		Parent	
	Note	2007 $000's	2006 $000's	2007 $000's	2006 $000's
Current Assets					
Cash and cash equivalents		9,104	29,903	9,104	29,903
Receivables	7	934	1,069	291	106
Total Current Assets		10,038	30,972	9,395	30,009
Non Current Assets					
Receivables	7	-	-	1,891	3,982
Property, plant and equipment	8	136	84	136	84
Other financial assets	9	269	582	58,306	65,698
Exploration and evaluation expenditure	12	19,762	75,398	-	-
Production properties	13	48,119	4,626	-	-
Total Non Current Assets		68,286	80,690	60,333	69,764
Total Assets		78,324	111,662	69,728	99,773
Current Liabilities					
Payables	14	935	7,203	746	1,075
Tax liabilities	5	1,069	1,295	-	-
Provisions	15	280	220	280	220
Total Current Liabilities		2,284	8,718	1,026	1,295
Non Current Liabilities					
Deferred Tax liabilities	5	42	172	-	-
Provisions	15	826	-	25	-
Total Non Current Liabilities		868	172	25	-
Total Liabilities		3,152	8,890	1,051	1,295
Net Assets		75,172	102,772	68,677	98,478
Equity					
Issued capital	6	141,800	141,477	141,800	141,477
Reserves	6	73	373	73	373
Accumulated losses	6	(66,701)	(39,078)	(73,196)	(43,372)
Total Equity		75,172	102,772	68,677	98,478

The accompanying notes form part of and are to be read in conjunction with these Financial Statements.

Statement of changes in Equity for the year ended 30 June 2007

		Consolidated		Parent	
	Note	2007 $000's	2006 $000's	2007 $000's	2006 $000's
Total Equity At The Beginning Of The Year		102,772	78,530	98,478	74,121
Total recognised income and expense for the period					
Profit/(loss) attributable to:					
Members of the parent		(27,623)	2,167	(29,824)	2,282
Increase in:					
Asset Revaluation Reserve arising from:					
i) increase / (decrease) in market value of available-for-sale investments		17	219	17	219
ii) sale of investments		(316)	-	(316)	-
Total changes in equity other than those resulting from transactions with equity holders as equity holders		(27,922)	2,386	(30,123)	2,501
Transactions with equity holders in their capacity as equity holders					
Issue of shares		-	23,035	-	23,035
Cost of options		322	14	322	14
Capital raising costs		-	(1,193)	-	(1,193)
Total Equity at the end of the year		**75,172**	**102,772**	**68,677**	**98,478**

The accompanying notes form part of and are to be read in conjunction with these Financial Statements.

Cash Flow Statement for the year ended 30 June 2007

		Consolidated		Parent	
	Note	2007 $000's	2006 $000's	2007 $000's	2006 $000's
Cash Flows from (to) Operating Activities					
Production income		7,550	8,320	-	-
Interest received		877	764	877	764
Payments to employees and other suppliers		(3,702)	(3,217)	(1,311)	(1,762)
Income tax paid		(1,880)	(1,306)	-	-
Royalties paid		(135)	(153)	-	-
Net cash from (to) operating activities	24 (a)	2,710	4,408	(434)	(998)
Cash Flows from (to) Investing Activities					
Refund of exploration expenditure		2,527	8,743	-	-
Payments for exploration expenditure		(25,044)	(29,103)	-	-
Payment for office equipment		(89)	(81)	(89)	(81)
Payments for production property		(894)	(1,360)	-	-
Proceeds on sale of investments		772	-	772	-
Loans to subsidiaries		-	-	(19,924)	(16,215)
Repayment of loans from subsidiaries		-	-	(343)	(99)
Net cash from (to) investing activities		(22,728)	(21,801)	(19,584)	(16,395)
Cash Flows from (to) Financing Activities					
Increase in share capital		-	23,035	-	23,035
Transaction costs relating to share issues		-	(1,218)	-	(1,218)
Net cash from (to) financing activities		-	21,817	-	21,817
Net Increase/(Decrease) in Cash Held		(20,018)	4,424	(20,018)	4,424
Opening Cash Brought Forward		29,903	25,036	29,903	25,036
Effect of exchange rate change on foreign currency balances held at the beginning of the year		(781)	443	(781)	443
Cash at the End of the Financial Year	24(b)	9,104	29,903	9,104	29,903

The accompanying notes form part of and are to be read in conjunction with these Financial Statements.

1. Summary of significant accounting policies

Cue Energy Resources Limited is incorporated and domiciled in Australia. The financial report was authorised for issue by the Directors on the date the Directors' Declaration was signed.

Operations and principal activities

Operations comprise petroleum exploration, development and production activities.

Statement of compliance

The financial report is a general purpose financial report presented in Australian dollars which has been prepared in accordance with Australian Accounting Standards, Australian Accounting Interpretations adopted by the Australian Accounting Standards Board ("AASB") and the Corporations Act 2001. International Financial Reporting Standards ("IFRSs") form the basis of Australian Accounting Standards adopted by the AASB. The financial reports of the consolidated entity and the Company also comply with IFRSs and interpretations adopted by the International Accounting Standards Board, except that the Company has elected to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB 132 Financial Instruments: Disclosure and Presentation.

The accounting policies set out below have been applied consistently to all periods presented in this report.

Basis of preparation

The financial report has been prepared on a going concern and the historical cost basis except for shares held in listed companies, which are recognised at fair value.

Fair values means the amount for which an asset could be exchanged, or liability settled, between knowledgeable, willing partners in an arm's length transaction.

The preparation of a financial report in conformity with Australian Accounting Standards requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. These accounting policies have been consistently applied by each entity in the consolidated entity.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Revenue

Revenue from the sale of oil and gas is recognised in the income statement when the significant risk and rewards of ownership have been transferred to the buyer.

Interest revenue is recognised using the effective interest method. It includes the amortisation of any discount or premium.

New and Revised Accounting Standards and Interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2007 reporting periods. The Group's and the parent entity's assessment of the impact of these new standards and interpretations is set out below.

(i) AASB 7 Financial Instruments: Disclosures, Revised AASB 101 Presentation of Financial Statements, and AASB 2005-10 Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038]

AASB 7, Revised AASB 101, and AASB 2005-10 are applicable to reporting periods beginning on or after 1 January 2007. The Group has not adopted the standards early. Application of the standards will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the Group's and the parent entity's financial instruments and financial statements.

(ii) AASB Interpretation 10: Interim Financial Reporting and Impairment

AASB-I 10 prohibits the reversal of an impairment loss recognised in a previous interim period in respect of goodwill, an investment in an equity instrument or a financial asset carried at cost. AASB-I 10 is applicable to reporting periods commencing on or after 1 November 2006. The Group has not recognised an impairment loss in relation to goodwill, investments in equity instruments or financial assets carried at cost in an interim reporting period nor subsequently reversed the impairment loss in the annual report. Application of the interpretation will therefore have no current impact on the Group's or the parent entity's financial statements.

(iii) AASB 8 Operating Segments and AASB 2007-3 Amendments to Australian Accounting Standards arising from AASB 8 [AASB 5, AASB 6, AASB 102, AASB 107, AASB 119, AASB 127, AASB 134, AASB 136, AASB 1023 & AASB 1038]

AASB 8 replaces the presentation requirements of segment reporting in AASB 114 Segment Reporting. The standards are applicable for reporting periods beginning on or after 1 January 2009. Application of the standards will not affect any of the amounts recognised in the Group's or the parent entity's financial statements as the standards are only concerned with disclosures

(iv) AASB Interpretation 11: AASB 2 Share-based Payment - Group and Treasury Share Transactions and AASB 2007-1 Amendments to Australian Accounting Standards arising from AASB Interpretation 11 [AASB 2]

AASB-I 11 addresses the classification of a share-based payment transaction (as equity or cash settled), in which equity instruments of the parent or another group entity are transferred, in the financial statements of the entity receiving the services. The standards are applicable for reporting periods beginning on or after 1 March 2007. Application of the standards will not affect any of the amounts recognised in the Group's financial statements. The potential effect of the standards on the parent entity's financial statements has not yet been determined.

Principles of consolidation

The consolidated financial report combines the financial statements of Cue Energy Resources Limited (parent entity) and all of its subsidiaries, and include the results of associates using the equity method (where material) in accordance with paragraph Aus 9.1 of AASB 127 "Consolidated and Separate Financial Statements".

Subsidiaries are entities that are controlled, either directly or indirectly by the parent. Associates are entities in which the parent, either directly or indirectly has a significant but not controlling interest.

All transactions between subsidiaries or between the parent and subsidiaries are eliminated on consolidation.

The results of subsidiaries or associates acquired or disposed of during the year are included in the consolidated income statement from the date of acquisition or up to the date of disposal.

Exploration and evaluation project expenditure

Costs incurred during the exploration, evaluation and development stages of specific areas of interest are accumulated. Such expenditure comprises net direct costs and an appropriate portion of related overhead expenditure, but does not include general overheads or administrative expenditure not having a specific nexus with a particular area of interest.

Expenditure is only carried forward as an asset where it is expected to be fully recouped through the successful development of the area, or where activities to date have not yet reached a stage to allow adequate assessment regarding existence of economically recoverable reserves, and active and significant operations in relation to the area are continuing. Ultimate recoupment of costs is dependent on successful development and commercial exploitation, or alternatively, sale of respective areas.

Costs are written off as soon as an area has been abandoned or considered to be non-commercial.

No amortisation is provided in respect of projects in the exploration, evaluation and development stages until they are reclassified as production properties.

Restoration costs recognised in respect of areas of interest in the exploration and evaluation stage are carried forward as exploration, evaluation and development expenditure.

Impairment

The carrying amounts of the consolidated entity's assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indications exists, the asset's recoverable amount is estimated.

An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds the recoverable amount. Impairment losses are recognised in the income statement, unless an asset has previously been revalued, in which case the impairment loss is recognised as a reversal to the extent of that previous revaluation with any excess recognised through profit or loss.

Impairment losses recognised in respect of cash-generating units are allocated to reduce the carrying amount of the assets in the unit (group of units) on a pro rata basis.

Calculation of recoverable amount

The recoverable amount of the consolidated entity's investments in held-to-maturity securities and receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted to their present value.

The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the assets belongs.

Reversals of impairment

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of deprecation or amortisation, if no impairment loss had been recognised.

Production properties

Production properties represent the accumulation of all exploration, evaluation, development and acquisition costs in relation to areas of interest in which production licences have been granted.

Amortisation of costs is provided on the unit-of-production basis, separate calculations being made for each resource. The unit-of-production basis results in an amortisation charge proportional to the depletion of economically recoverable reserves (comprising both proven and probable reserves).

Amounts (including subsidies) received during the exploration, evaluation, development or construction phases which are in the nature of reimbursement or recoupment of previously incurred costs are offset against such costs.

Property, plant and equipment

Class of Fixed Asset	Depreciation Rate
Plant and equipment	5-33%

All property, plant and equipment are initially recorded at cost. Depreciation is calculated on a diminishing value basis so as to allocate the cost of each item of equipment over its expected economic life. The economic life of equipment has due regard to physical life limitations and to present assessments of economic recovery. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessment for major items. Gains and losses on disposal of property, plant and equipment are taken into account in determining the operating results for the year.

Cash

For purposes of the cash flow statement, cash includes deposits at call which are readily convertible to cash on hand and which are used in the cash management function on a day-to-day basis, net of outstanding bank overdrafts.

Receivables

Trade accounts receivable, amounts due from related parties and other receivables represent the principal amounts due at balance date plus accrued interest and less, where applicable, any unearned income and allowance for doubtful accounts.

Payables

Payables represent the principal amounts outstanding at balance date plus, where applicable, any accrued interest. Trade payables are normally paid within 30 days.

Employee benefits

The following liabilities arising in respect of employees benefits are measured at their nominal amounts:

- wages and salaries and annual leave expected to be settled within twelve months of the reporting date; and
- other employee benefits expected to be settled within twelve months of the reporting date.

All other employee benefit liabilities expected to be settled more than 12 months after the reporting date are measured at the present value of the estimated future cash outflows in respect of services provided up to the reporting date. Liabilities are determined after taking into consideration estimated future increase in wages and salaries and past experience regarding staff departures. Related on-costs are included.

Joint ventures

When a member of the group participates in a joint venture arrangement, the member recognises its proportionate interest in the individual assets, liabilities, revenue and expenses of the joint venture. The liabilities recognised include its share of those for which it is jointly liable.

Details of major joint venture interests are set out in Notes 12 and 16.

Income Tax

Income taxes are accounted for using the comprehensive balance sheet liability method whereby:

- the tax consequences of recovering (settling) all assets (liabilities) are reflected in the financial statements;
- current and deferred tax is recognised as income or expense except to the extent that the tax relates to equity items or to a business combination;
- a deferred tax asset is recognised to the extent that it is probable that future taxable profit will be available to realise the asset;
- deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled.

Investments

Investments in subsidiaries and associates are recorded at the lower of cost or Directors' valuation calculated on an individual basis. Where in the opinion of the Directors there has been a permanent diminution in the value of investments, this has been recognised in the current period. Other investments are classified as available-for-sale and are stated at fair market value. A gain or loss arising from a change in the fair value of an available-for-sale financial asset is recognised directly in equity, through the statement of changes in equity (except for impairment losses and foreign exchange gains and losses) until the financial asset is derecognised at which time the cumulative gain or loss previously recognised in equity is recognised in profit or loss. Advances to subsidiaries and associates are recorded at estimated realisable value.

Translation of Foreign Currency Transactions

Transactions in foreign currencies on initial recognition in the functional currency are recorded by applying to the foreign currency amount the spot exchange rate at the date of the transaction.

At each balance sheet date:

(a) foreign currency monetary items are reported using the closing rate; and

(b) non-monetary items which are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Financial instruments

Financial instruments carried on the Balance Sheet include cash and cash equivalents, receivables, investments and payables. These instruments are, generally, carried at their estimated fair value. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

Full disclosure of information about financial instruments to which the Group is a party is provided in Note 19.

Equity

Share Issue Costs

Costs associated with the issue of shares are recognised as a reduction of the amount collected per share.

Equity-based compensation benefits

Details of equity-based compensation arrangements are set out in Note 22.

Transactions with directors and employees are measured by reference to the fair value at grant date of the equity instrument granted.

Rounding

The amounts contained in this financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

	Consolidated		Parent	
	2007 $000's	2006 $000's	2007 $000's	2006 $000's
2. Revenue				
Operating Revenue				
Continuing activities				
Production income	7,757	8,396	-	-
Management fees	265	123	746	2,433
Net foreign currency gain	-	493	-	493
Non-Operating Revenue				
Continuing activities				
Interest income	888	743	1,351	1,274
Profit on sale of investments	759	-	759	-
Total Revenue	9,669	9,755	2,856	4,200
3. Expenses				
Operating Expenses				
Continuing activities				
Net foreign currency losses	1,439	-	1,439	-
Depreciation	37	16	37	16
Employee expenses (net of superannuation)	1,309	881	1,309	881
Superannuation contribution expense	171	118	171	118
Production costs	1,377	1,754	-	-
Abandonment provision	207	-	-	-
Administrative expenses	449	569	449	569
Operating lease expense	136	53	136	53
Amortisation production properties	1,504	1,494	-	-
Exploration and evaluation costs written off	29,139	262	156	262
Write (up)/down of the carrying value of investments	-	19	28,983	19
Total Expenses	35,768	5,166	32,680	1,918
4. Auditors Remuneration				
Amounts paid or due and payable to the auditor for:				
Audit or review of the financial reports:	55,000	54,000	55,000	54,000
Other Services:				
(tax compliance)	34,181	8,133	34,181	8,133
	89,181	62,133	89,181	62,133

	Consolidated		Parent	
	2007 $000's	2006 $000's	2007 $000's	2006 $000's
5. Taxation				
Operating Profit/(Loss) before tax	(26,099)	4,589	(29,824)	2,282
Income tax at current rate 30%	(7,830)	1,377	(8,947)	685
Tax effect of:				
Tax on foreign income due to different tax rate	610	969	-	-
Expenditure not deductible	-	4	-	4
Allowable mining deductions	(515)	(92)	-	-
Losses carried forward	9,473	378	9,161	-
Recognition of losses not previously brought to account	-	-	-	(475)
Equity cost deductions	(214)	(214)	(214)	(214)
Income tax expense	1,524	2,422	-	-
Current tax liability	1,069	1,295	-	-
Provision for deferred income tax	42	172	-	-
The deferred tax asset in respect of tax losses has not been accounted for as an asset in the financial statements as the realisation of the benefit is not probable.				
The potential deferred tax asset (at 30%) (2006: 30%) not recognised is as follows:	11,818	3,029	11,339	1,969
6. Equity				
(a) Issued and paid up 628,239,007 (2006: 628,239,007) ordinary fully paid shares	141,800	141,477	141,800	141,477
At the beginning of the reporting period	141,477	119,621	141,477	119,621
Shares and options issued during the year				
19/04/12 1,283,334 options @ 20 cents (i)	113	-	113	-
19/04/12 1,283,333 options @ 22.5 cents (i)	106	-	106	-
19/04/12 1,283,333 options @ 25 cents (i)	104	-	104	-
01/06/06 1,500,000 options granted @ 35 cents (ii)	-	14	-	14
30/06/06 104,706,501 @ 22 cents (iii)	-	23,035	-	23,035
Transaction costs, relating to share issues	-	(1,193)	-	(1,193)
Closing balance	141,800	141,477	141,800	141,477

i) Grant of 3,850,000 options to employees

ii) Grant of 500,000 options each to employees R. Coppin, A. Knox and C. Kernick.

iii) Renounceable pro-rata entitlement share offer to fund drilling and development costs.

6. Equity Continued

(b) As at 30 June 2007 the following Unlisted options were outstanding:

5,350,000 Unlisted options to employees, over fully paid shares. Options are exercisable as follows:

	Number of Options	Exercise Price (cents)	Grant Date	Expiry Date
	1,500,000	35	01/06/06	01/06/08
	1,283,334	20	23/04/07	19/04/12
	1,283,333	22.5	23/04/07	19/04/12
	1,283,333	25	23/04/07	19/04/12

There are no further conditions attached to the options.

During the year 1,000,000 options to employees lapsed.

	Consolidated		Parent	
	2007 $000's	**2006 $000's**	**2007 $000's**	**2006 $000's**
6. Equity Continued				
c) Reserves				
Asset Revaluation Reserve balance at beginning of the year	373	154	373	154
Increase in market value of available-for-sale investments	16	219	16	219
Sale of investments	(316)	-	(316)	-
Balance at end of year	73	373	73	373
d) Accumulated losses				
Balance at beginning of the year	(39,078)	(41,245)	(43,372)	(45,654)
Net profit after tax	(27,623)	2,167	(29,824)	2,282
Balance at end of the year	(66,701)	(39,078)	(73,196)	(43,372)
7. Receivables				
Current				
Trade debtors and other debtors	934	1,069	291	106
Non-Current				
Advances to subsidiaries	-	-	1,891	3,982

The Directors consider the carrying value of receivables reflect their fair values.

	Consolidated		Parent	
	2007 $000's	2006 $000's	2007 $000's	2006 $000's
8. Property, Plant and Equipment				
Office and computer equipment				
Cost	234	145	234	145
Accumulated depreciation	(98)	(61)	(98)	(61)
	136	84	136	84
Reconciliation of the carrying amounts of each class of property plant and equipment at the beginning and end of the current financial year are set out below.				
Balance at beginning of year	84	19	84	19
Additions	89	81	89	81
Disposals	-	-	-	-
Depreciation expense	(37)	(16)	(37)	(16)
	136	84	136	84
9. Other Financial Assets				
Non-Current				
Shares in other companies (refer Note 10)	269	582	269	582
Shares in subsidiaries (refer Note 11)	-	-	585	585
Advances to subsidiaries	-	-	108,815	86,912
Less allowance for impairment	-	-	(51,363)	(22,381)
	269	582	58,306	65,698
10. Shares in other Companies				
Non-Current				
Fair value of exchange listed shares based on quoted market price at balance date	269	582	269	582

11. Shares in Subsidiaries and Associates at Balance Date

	Parent				
	2007 $	2006 $	Interest Held	Country of Incorporation	Principal Activity
Subsidiary Companies					
Cue PNG Oil Company Pty Ltd	1	1	100%	Australia	Petroleum production and exploration
Cue Energy Holdings Ltd	1	1	100%	Australia	Administration
Cue Energy Indonesia Pty Ltd	1	1	100%	Australia	Petroleum production and exploration
Cue (Ashmore Cartier) Pty Ltd	2	2	100%	Australia	Petroleum exploration
Cue Sampang Pty Ltd	1	1	100%	Australia	Petroleum exploration
Cue Taranaki Pty Ltd	1	1	100%	Australia	Petroleum exploration
Toro Oil Pty Ltd	1	1	100%	Australia	Petroleum exploration
Omati Oil Pty Ltd	1	1	100%	Australia	Petroleum exploration
Galveston Mining Corporation Pty Ltd	1,286,678	1,286,678	100%	Australia	Petroleum exploration
Less accumulated impairment losses	(1,286,678)	(1,286,678)			
	-	-			
Cue Exploration Pty Ltd	1,929,077	1,929,077	100%	Australia	Petroleum exploration
Less accumulated impairment losses	(1,343,808)	(1,343,808)			
	585,269	585,269			
Total	585,278	585,278			
Associated Company					
Eureka Resources NL	75,097	75,097	50%	Australia	Mineral exploration
Less accumulated impairment losses	(75,097)	(75,097)			
	-	-			

All companies in the Group have a 30 June balance date. No changes have occurred in ownership percentage interest during the year.

Equity accounting for the associated Company has not been applied, as the amounts involved are immaterial.

	Consolidated		Parent	
	2007 $000's	2006 $000's	2007 $000's	2006 $000's
12. Exploration and Evaluation Expenditure				
Costs carried forward in respect of areas of interest in exploration and evaluation phase	75,398	51,536	-	-
Expenditure incurred during the year	19,595	32,868	156	263
Expenditure written off during the year	(29,139)	(263)	(156)	(263)
Expenditure transferred to production properties	(43,510)	-	-	-
Expenditure refunded during the year (1)	(2,582)	(8,743)	-	-
Closing balance	19,762	75,398	-	-
1) In early 2006, Cue entered into an agreement with Medco Strait Services Pte Ltd ("Medco"). The agreement resulted in Medco reimbursing Cue in cash for the Medco proportional share of the past Jeruk expenditure and working capital.				
Accumulated costs incurred on current areas of interest net of amounts written off -				
- Sampang PSC	12,963	60,933	-	-
- PNG PRL 9	635	569	-	-
- PNG PPL 190	3,900	3,803	-	-
- PNG PDL 3 (non unitized)	224	224	-	-
- PNG PRL 8	977	962	-	-
- Carnarvon Basin EP363	50	50	-	-
- WA-359-P	137	52	-	-
- WA-360-P	146	55	-	-
- WA-361-P	139	53	-	-
- WA-389-P	97	-	-	-
- T/37P	202	103	-	-
- T/38P	275	133	-	-
- PMP 38160	-	8,445	-	-
- AC/RL7	17	16	-	-
Net accumulated exploration and evaluation expenditure	19,762	75,398	-	-

	Consolidated		Parent	
	2007 $000's	2006 $000's	2007 $000's	2006 $000's
13. Production Properties				
Costs carried forward in respect of areas of interest in production phase	4,626	4,760	-	-
Expenditure incurred during the year	1,694	1,360	-	-
Amortisation	(1,504)	(1,494)	-	-
Restoration provision amortisation	(207)	-	-	-
Expenditure transferred from exploration licences	43,510	-	-	-
Closing balance	48,119	4,626	-	-
Net accumulated costs incurred on areas of interest				
- PNG PDL 3 (unitized)	4,609	4,626	-	-
Oyong – Sampang PSC	27,305	-	-	-
Maari – PMP 38160	16,205	-	-	-
Total	48,119	4,626	-	-
14. Payables				
Current				
Trade Creditors and accruals	907	7,178	144	133
Directors and Director related entities	28	25	28	25
Advances from subsidiaries	-	-	574	917
	935	7,203	746	1,075
The Directors consider the carrying amount of payables reflect their fair values.				
15. Provisions				
Current				
Employee benefits	280	220	280	220
Non-Current				
Employee benefits	25	-	25	-
Restoration	801	-	-	-
	826	-	25	-

16. Interests in Joint Ventures

Property	Operator	Cue Interest (%)	Gross Area (Km²)	Net Area (Km²)	Permit Expiry Date
Petroleum Exploration Properties					
Bass Basin - Tasmania					
T/37P	Cue Energy Resources Limited	50	2,629	1,315	08/12/2010
T/38P	Cue Energy Resources Limited	50	2,618	1,309	08/12/2010
Carnarvon Basin – Western Australia					
EP363	Apache Northwest Pty Ltd	10 option	322	32	11/08/2007
WA-359-P	Cue Energy Resources Limited	50	1,218	609	31/01/2011
WA-360-P	Cue Energy Resources Limited	50	1,215	608	31/01/2011
WA-361-P	Cue Energy Resources Limited	50	1,216	608	31/01/2011
WA-389-P	Cue Energy Resources Limited	100	3,825	3,825	29/08/2012
Timor Sea					
AC/RL7	Coogee Resources Limited	20	420	84	27/11/2011
New Zealand					
PMP 38160	OMV New Zealand Limited	5	430	21.5	02/12/2027
PEP 38413	OMV New Zealand Limited	5	45.98	2.299	31/12/2010
Papua New Guinea					
PRL 9	Barracuda Pty Ltd	14.894	596	89.1	17/12/2007
PRL 8	Oil Search Ltd	10.72	512	54.9	17/12/2007
PPL 190	Oil Search Ltd	10.947	1,866	196.6	22/07/2012
Madura - Indonesia					
Sampang PSC	Santos (Sampang) Pty Ltd	15 (8.181818 Jeruk field)	2,006	300.9	04/12/2027
Petroleum Production and Exploration Properties					
Papua New Guinea					
PDL 3	Barracuda Pty Ltd	5.568892	85	4.7	23/12/2021

	Consolidated		Parent	
	2007 $000's	2006 $000's	2007 $000's	2006 $000's
The share of assets and liabilities of the joint ventures attributed to the Group have been included under the relevant headings:				
Non Current Assets:				
Exploration and Evaluation Expenditure (Note 12)	19,762	75,398	-	-
Production Properties (Note 13)	48,119	4,626	-	-
Net Assets employed in the Joint Ventures	67,881	80,024	-	-

17. Events subsequent to Balance Date

Subsequent to the end of the financial year the Company entered into a farmout arrangement for its 50% interest in T38/P in the Bass Basin, Tasmania. Beach Petroleum Limited will earn an 80% interest in a defined portion of the permit by paying for the drilling of the Spikey Beach -1 exploration well, which is expected to be drilled in the second half of 2008. Apart from this farmout, the Directors are not aware of any matter or circumstance since the end of the financial year, not otherwise dealt with in this report or group financial statements that has significantly or may significantly affect the operations of Cue Energy Resources Limited, the results of those operations or the state of affairs of the Company or Group.

18. Commitments for Expenditure

a) Exploration Tenements

In order to maintain current rights of tenure to petroleum exploration tenements, the Group has discretionary exploration expenditure requirements up until expiry of the primary term of the tenements. These requirements, which are subject to renegotiation and are not provided for in the financial statements, are payable as follows:

	Consolidated		Parent	
	2007 $000's	2006 $000's	2007 $000's	2006 $000's
Not later than one year	9,270	1,980	-	-
Later than one year but not later than 2 years	5,430	8,650	-	-
Later than 2 years but not later than 5 years	-	-	-	-
Later than 5 years	-	-	-	-
	14,700	10,630	-	-
If the economic entity decides to relinquish certain tenements and/or does not meet these obligations, assets recognised in the balance sheet may require review in order to determine the appropriateness of carrying values. The sale, transfer or farm-out of exploration rights to third parties could potentially reduce or extinguish these obligations.				
All commitments relate to Joint Venture projects.				
b) Development Expenditure				
Not later than one year	7,817	-	-	-
Later than one year but not later than 2 years	15,628	-	-	-
Later than 2 years but not later than 5 years	-	-	-	-
Later than 5 years	-	-	-	-
	23,445	-	-	-

All development expenditure commitments relates to the development of the Maari field.

19. Financial Instruments

The Group is subject to a number of financial risks that arise as a result of its exploration and production and borrowing activities.

To manage and limit the effects of financial risks the Board of Directors has approved the use of various financial instruments. The policies approved and financial instruments being utilised at balance date are outlined below.

(a) Credit Risk

Financial assets that potentially subject the Group and Parent Company to concentrations of credit risk consist principally of cash and receivables. The Parent Company and Group's cash equivalents are placed with high credit quality financial institutions. Trade receivables are presented net of any allowance for estimated doubtful receivables. Accordingly the Directors believe the Group has no significant concentration of credit risk.

(b) Fair Values

The carrying amount of cash and bank balances reflect their fair values.

Information on the fair values of all other financial instruments recognised in the financial statements is included in the relevant notes to the financial statements.

(c) Interest Rate Risk

Interest rate risk is confined to movements in interest rates for funds on deposit with financial institutions.

	Floating Interest Rate	Fixed Interest Maturing In		Non-Interest Bearing	Total	Average Rate %
		1 Year or Less	1-5 Years			
	$000's	$000's	$000's	$000's	$000's	
Other Financial Assets	-	-	-	269	269	-
Cash	9,104	-	-	-	9,104	5.50
Receivables	-	-	-	934	934	-
Other Financial Liabilities	-	-	-	(2,217)	(2,217)	-
Payables	-	-	-	(935)	(935)	-
Consolidated 2006						
Other Financial Assets	-	-	-	582	582	-
Cash	29,903	-	-	-	29,903	4.75
Receivables	-	-	-	1,069	1,069	-
Other Financial Liabilities	-	-	-	(1,687)	(1,687)	-
Payables	-	-	-	(7,203)	(7,203)	-

The fair value of recognised financial instruments equates to the net carrying amount shown above.

(d) Foreign Exchange Risk

The Group is subject to foreign exchange rate risk on its international exploration and appraisal activities where costs are incurred in foreign currencies, in particular United States dollars.

The Board approved the policy of holding certain funds in United States dollars to manage foreign exchange risk.

(e) Commodity Price Risk

The Group is involved in oil and gas exploration and appraisal and since April 1998 has received revenue from the sale of hydrocarbons. Exposure to commodity price risk is therefore limited to this production and from successful exploration and appraisal activities the quantum of which at this stage cannot be measured. No hedging arrangements have been made.

20. Earnings Per Share

	2007	2006
Basic earnings/(loss) per share	($0.044)	$0.0041
Diluted earnings/(loss) per share	($0.044)	$0.0041
Net profit/(loss) after tax	($27.623M)	$2.167M
Weighted average number of ordinary shares outstanding during the year (adjusted for ordinary shares issued during the year) used in the calculation of basic and diluted earnings per share	628,239,007	523,819,373

Information Concerning the Classification of Securities

(a) All outstanding Options are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. However diluted earnings per share is not materially different from basic earnings per share. The options have not been included in the determination of basic earnings per share. Details relating to the options are set out in Note 6(b).

(b) Since the end of the financial year there have been no conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of these financial statements.

21. Financial Reporting by Segments

Geographic segments

2007	INDONESIA $000'S	PNG $000'S	NZ $000'S	AUSTRALIA $000'S	TOTAL $000'S
Revenue	-	7,757	-	1,912	9,669
Result before tax	(28,983)	4,972	-	(2,088)	(26,099)
Income tax	-	(1,524)	-	-	(1,524)
Result after tax	(28,983)	3,448	-	(2,088)	(27,623)
Capital expenditure	8,318	1,665	7,760	601	18,344
Depreciation and amortisation	-	1,504	-	37	1,541
Receivables	55	588	-	291	934
Property, plant & equipment	-	-	-	136	136
Production properties	27,305	4,609	16,205	-	48,119
Exploration and evaluation expenditure	12,963	5,736	-	1,063	19,762
Total Assets	40,323	10,933	16,205	10,863	78,324
Total Liabilities	441	2,024	210	477	3,152

2006	INDONESIA $000'S	PNG $000'S	NZ $000'S	AUSTRALIA $000'S	TOTAL $000'S
Revenue	-	8,396	-	1,359	9,755
Result before tax	-	5,148	-	(560)	4,588
Income tax	-	(2,421)	-	-	(2,421)
Result after tax	-	2,727	-	(560)	2,167
Capital expenditure	21,540	1,271	1,889	406	25,106
Depreciation and amortisation	-	1,494	-	16	1,510
Receivables	581	382	-	106	1,069
Property, plant & equipment	-	-	-	84	84
Production properties	-	4,626	-	-	4,626
Exploration and evaluation expenditure	60,933	5,559	8,445	461	75,398
Total Assets	61,514	10,567	8,445	31,136	111,662
Total Liabilities	6,604	1,782	126	378	8,890

Business Segments

The consolidated entity operates in the one business segment of petroleum exploration, development and production.

22. Director and Executive Disclosures

The following were Directors of Cue Energy Resources Limited during the financial year:

Chairman

R.G. Tweedie (Non-Executive)

Non-Executive Directors

E.G. Albers
K. Hoolihan (retired 17 May 2007)
L. Musca

Key Management Personnel

Executives (other than Directors with the authority for strategic direction and management).

Name	Position
R.J. Coppin	Chief Executive Officer
A.M. Knox	Company Secretary and Chief Financial Officer

Remuneration

Refer to the Remuneration Report section of the Directors' Report for details on remuneration disclosures.

Options holdings

The number of options of ordinary shares in the Company held during the financial year by each Director of Cue Energy Resources Limited and each of the Executive Key Management Personnel including their personally related entities are set out below:

	Balance at start of year	Granted during year as remuneration	Exercised during year	Expired during year	Balance at end of year	Vested and exercisable at end of year
Directors						
R.G. Tweedie	-	-	-	-	-	-
E.G. Albers	-	-	-	-	-	-
K. Hoolihan	-	-	-	-	-	-
L. Musca	-	-	-	-	-	-
Executives						
R.J. Coppin	1,000,000	1,000,000	-	500,000	1,500,000	833,334
A.M. Knox	1,000,000	1,000,000	-	500,000	1,500,000	833,334

Details of Options

No. of Options	Exercise Price	Grant Date	Price of Share at Grant Date	Expiry Date	Vesting	Dividend Yield	Estimated Volatility	Risk Free Interest Rate%	Value $
1,000,000	35 cents	01/06/06	21.5 cents	01/06/08	Immediate	0	27	6	9,000
666,668	20 cents	23/04/07	15.5 cents	19/04/12	Immediate	0	67	7	58,667
666,666	22.5 cents	23/04/07	15.5 cents	19/04/12	19/04/08	0	67	7	55,334
666,666	25 cents	23/04/07	15.5 cents	19/04/12	19/04/09	0	67	7	53,334

Options issued have been valued using the Black Scholes method and are not based on Company performance, but industry practice. Estimated volatility is based on share price over the preceding 12 months. There are no further conditions attached to the options.

Shareholdings

	Balance at start of year	Acquired during year on exercise of options	Purchases	Sales	Balance at end of year
Directors 2007					
R.G. Tweedie	1,993,470	-	249,891	-	2,243,361
E.G. Albers	43,427,753	-	138,628	-	43,566,381
K. Hoolihan	1,469,016	-	160,062	-	1,629,078
L. Musca	12,146,909	-	160,062	-	12,306,971
Directors 2006					
R.G. Tweedie	1,890,040	-	103,430	-	1,993,470
E.G. Albers	43,302,890	-	124,863	-	43,427,753
K. Hoolihan	1,365,586	-	103,430	-	1,469,016
L. Musca	12,043,479	-	103,430	-	12,146,909
Executives 2007					
R.J. Coppin	1,500,000	-	-	-	1,500,000
A.M. Knox	1,593,833	-	146,671	-	1,740,504
Executives 2006					
R.J. Coppin	1,500,000	-	-	-	1,500,000
A.M. Knox	2,563,583	-	83,833	(1,053,583)	1,593,833

23. Related Party Information

Related party transactions and balances.

Members of the Board of Directors

The Directors in office during the year were L. Musca, R. Tweedie, K. Hoolihan and E.G. Albers.

During the year Directors' fees for the parent company of $193,804 were paid (2006: $200,000). Included in this amount are cash payments of $28,159 on behalf of two Directors ($6,250 to R Tweedie and $21,909 to K Hoolihan) to Todd Petroleum Mining Company Limited, of which two Directors are associated, and $25,000 (2006: $25,000) to Leon Nominees Pty Ltd of which one Director is associated.

The Company is in joint ventures with Exoil Limited and Gascorp Australia Ltd, companies associated with a Director, E.G. Albers, for three and two Australian exploration permits respectively.

The permits with Exoil Limited are T/37P, T/38P, WA-359-P and with Gascorp Australia Ltd, WA-360-P and WA-361-P. All permits are held on a 50:50 basis. Cue is the operator of all the permits. Refer Notes 12 and 16 for further details. Management fees received on these licences were $135,250 (2006: $122,943).

The joint venture arrangements are on commercial terms.

Subsidiaries

Details of subsidiary companies are shown in Note 11. The realisable value of advances to subsidiaries and amounts owed to subsidiaries are shown in Notes 7, 9 and 14. Allowance has been made by the parent company for possible non-recovery of loans to subsidiaries of $51,363,852 (2006: $22,380,736).

Repayment of amounts owing to the Company at 30 June 2007 and all future debts due to the Company, by the subsidiaries are subordinated in favour of all other creditors. Cue Energy has agreed to provide sufficient financial assistance to the subsidiaries as and when it is needed to enable the subsidiaries to continue operations.

The parent company has provided a guarantee for Cue Taranaki's performance, as required by the Maari FPSO lease and contract.

The parent company provides management, administration and accounting services to the subsidiaries. A management fee of $480,000 (2006: $580,000) and interest of $462,673 (2006: $531,449) was charged respectively by the parent company to Cue PNG Oil Company Pty Ltd. Further management fees of $131,000 (2006: $1,730,000) were charged by the parent to other subsidiaries.

	Consolidated		Parent	
	2007 $000's	2006 $000's	2007 $000's	2006 $000's

24. Note to Cash Flow Statement

(a) Reconciliation of operating profit / (loss) to net cashflows from operating activities:

	Consolidated 2007 $000's	Consolidated 2006 $000's	Parent 2007 $000's	Parent 2006 $000's
Reported profit / (loss) after tax	(27,623)	2,167	(29,824)	2,282
Impact of changes in working capital items				
Decrease/(increase) in receivables	(279)	(99)	(74)	(23)
Increase/(decrease) in payables	(463)	1,240	100	(22)
Items not involving cash flows				
Depreciation	37	16	37	16
Amortisation	1,504	1,494	-	-
Management Fee	-	-	-	(2,310)
Employee benefits	322	14	322	14
Finance Fee	-	-	-	(531)
Net loss (gain) on foreign currency conversion	781	(443)	781	(443)
Abandonment charge	207	-	-	-
(Profit) on sale of investments	(759)	-	(759)	-
Write down/(up) value of exploration expenditure	28,983	-	-	-
Write down/(up) value of investments	-	19	28,983	19
Net cash flows from operating activities	2,710	4,408	(434)	(998)

(b) Cash comprises cash balances held within Australia and overseas:

	Consolidated 2007 $000's	Consolidated 2006 $000's	Parent 2007 $000's	Parent 2006 $000's
Australia	9,104	29,902	9,104	29,902
Papua New Guinea	-	1	-	1
Cash flow statement cash balance	9,104	29,903	9,104	29,903

Independent Audit Report

PKF

Chartered Accountants
& Business Advisors

INDEPENDENT AUDITOR'S REPORT
TO THE MEMBERS OF CUE ENERGY RESOURCES LTD

We have audited the accompanying financial report of Cue Energy Resources Limited, which comprises the balance sheet as at 30 June 2007, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies and other explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

We have also audited the remuneration disclosures contained in the directors' report. As permitted by the Corporations Regulations 2001, the company has disclosed information about the remuneration of key management personnel ("remuneration disclosures"), as required by Accounting Standard AASB 124 *Related Party Disclosures* under the heading "remuneration report" within the directors' report and not in the financial report.

Directors' Responsibility for the Financial Report and the AASB 124 Remuneration Disclosures Contained in the Directors' Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards, except that the Company has elected to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB 132 *Financial Instruments: Disclosure and Presentation*.

The directors of the company are also responsible for the remuneration disclosures contained in the directors' report.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. Our responsibility is to also express an opinion on the remuneration disclosures contained in the directors' report based on our audit.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's

PKF is a national association of independent chartered accounting and consulting firms, each trading as PKF. PKF Australia Ltd is also a member of PKF International, an association of legally independent chartered accounting and consulting firms.

Tel: +61 3 9603 1700 Fax: +61 3 9602 3870 www.pkf.com.au
Victorian Partnership ABN 56 527 914 493
Level 14 140 William Street Melbourne Victoria 3000 Australia
GPO Box 5099 Melbourne Victoria 3001

PKF

Chartered Accountants
& Business Advisers

internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report and the remuneration disclosures in the directors' report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.

Auditor's Opinion

In our opinion the financial report of Cue Energy Resources Limited is in accordance with the Corporations Act 2001, including:

(a) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2007 and of their performance for the year ended on that date;

(b) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001;

(c) the financial report also complies with International Financial Reporting Standards, as disclosed in Note 1 except that it has elected to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB 132 *Financial Instruments: Disclosure and Presentation*; and

(d) the remuneration disclosures that are contained within the remuneration report of the directors' report comply with Accounting Standard AASB 124.

PKF

PKF
Chartered Accountants

M L Port
Partner

28 September 2007
Melbourne

Shareholder Information

1) Spread of Shareholdings

Spread of Holdings of quoted shares of no par value in the Company as at 25th of September 2007.

Number Held	Ordinary
1 - 1,000	150
1,001 - 5,000	823
5,001 - 10,000	894
10,001 - 100,000	2,950
Over 100,000	553
Total	5,370

2) Unmarketable Parcels

The number of shareholders holding less than a marketable parcel as at 25th of September 2007 is 304.

3) Substantial Shareholders

The names and holdings of substantial shareholders in the Company as at 25th of September 2007:

	Quoted Shares Fully Paid
Todd Petroleum Mining Company Limited	135,919,429
Octanex NL	36,380,140
UOB Kay Hian Private Limited	35,238,675

4) Voting Rights

At meeting of members or classes of members:

(a) each member entitled to vote may vote in person or by proxy, attorney or representative;

(b) on a show of hands, every person present who is a member or a proxy, attorney or representative of a member has one vote; and

(c) on a poll, every person present who is a member or a proxy, attorney or representative of a member has:

(i) for each fully paid share held by person, or in respect of which he is appointed a proxy, attorney or representative, one vote for the share;

(ii) for each partly paid share, only the fraction of one vote which the amount paid (not credited) on the share bears to the total amounts paid and payable on the share (excluding amounts credited),

Subject to any rights or restrictions attached to any shares or class or classes of shares.

5) Registered Top 20 Shareholders

The registered names and holdings of the 20 largest holdings of quoted ordinary shares in the Company as at 25th of September 2007.

1	Todd Petroleum Mining Company Limited	135,919,429	21.63%
2	Octanex NL	36,380,140	5.79%
3	UOB Kay Hian Private Limited	35,238,675	5.61%
4	HSBC Custody Nominees	29,196,528	4.65%
5	Todd Tasman Oil Ltd	21,600,000	3.44%
6	ANZ Nominees Limited	17,930,535	2.85%
7	Berne No 132 Nominees Pty Ltd	12,839,997	2.04%
8	Portfolio Securities Pty Ltd	10,737,130	1.71%
9	CIMB-GK Securities Pte Ltd	8,164,232	1.30%
10	JP Morgan Nominees Australia Limited	7,443,491	1.18%
11	Ernest Geoffrey Albers	6,383,020	1.02%
12	DBS Vickers Securities (Singapore) Pte Ltd	4,910,000	0.78%
13	Bronwyn Beder & Colin MacEwan	4,500,000	0.72%
14	National Nominees Limited	4,001,800	0.64%
15	The Albers Companies Incorporated Pty Ltd	3,700,621	0.59%
16	Trust Company of Australia Ltd	3,230,000	0.51%
17	Citicorp Nominees Pty Limited	2,801,924	0.45%
18	SCFI Pty Ltd	2,760,000	0.44%
19	UBS Nominees	2,667,682	0.42%
20	Cogent Nominees	2,614,000	0.42%

6) Holders

The number of holders of each class of equity securities as at 25th of September 2007 was:-

Class of Security	Number
Ordinary Fully Paid Shares	5,370
Unlisted Options	6

7) Vendor Securities

There are no restricted securities on issue as at 25th September 2007.

8) Unquoted Securities

20 largest holders of Unlisted Options as at 25th September 2007.

Name	Number of Unlisted Options Held Expiring 01/07/08	% Held of Total 01/07/08 Issued Unlisted Options	No. of Unlisted Options Held Expiring 19/04/12	% Held of Total 19/04/12 Issued Unlisted Options	Total Number of Unlisted Options Held	% Held of Total Issued Unlisted Options
R.J. Coppin	500,000	33	1,000,000	26	1,500,000	28
A.M. Knox	500,000	33	1,000,000	26	1,500,000	28
C. Kernick	500,000	34	750,000	19	1,250,000	23
D. Leech	-	-	500,000	13	500,000	9
A. Iwaniw	-	-	300,000	8	300,000	6
P. Moffatt	-	-	300,000	8	300,000	6
	1,500,000	100	3,850,000	100	5,350,000	100

Corporate Directory

Directors

R.G. Tweedie LL.B - Chairman
L. Musca LLB
E.G. Albers LL.B

Chief Executive Officer

R.J. Coppin BSc (Hons)

Registered Office

AUSTRALIA
Level 21, 114 William Street
Melbourne Victoria 3000
Telephone: 61 3 9670 8668
Facsimile: 61 3 9670 8661
E-mail: mail@cuenrg.com.au

ABN 45 066 383 971

Stock Exchange Listings

AUSTRALIA
Australian Stock Exchange (ASX)
Level 45, 525 Collins Street
Melbourne Victoria 3000 Australia
ASX Code: CUE
Telephone: 61 3 9617 8611

PAPUA NEW GUINEA
Port Moresby Stock Exchange (POMSoX)
Level 4, Defens Haus
Cnr of Champion Parade and Hunter Street
PO Box 1531
Port Moresby, NCD
Papua New Guinea
POMSoX Code: CUE
Telephone: 675 320 1980
Facsimile: 675 320 1981

Auditors

PKF
Level 14, 140 William Street
Melbourne Victoria 3000 Australia

Solicitors

Allens Arthur Robinson
Level 33, 530 Collins Street
Melbourne Victoria 3000 Australia
Bell Gully
IBM Centre
171 Featherston Street
Wellington New Zealand

Bankers

National Australia Bank Limited
Level 2, 330 Collins Street
Melbourne Victoria 3000 Australia

ANZ Banking Group Limited
91 William Street
Melbourne Victoria 3000 Australia

Investec Bank (Australia) Limited
Level 31, The Chifley Tower
2 Chifley Square
Sydney NSW 2000 Australia

OCBC Limited
Level 2, 75 Castlereagh Street
Sydney NSW 2000 Australia

Share Registry

AUSTRALIA
Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
Abbotsford VIC 3067 Australia
General enquiries: 1300 850 505
Overseas holders: +61 3 9415 4000
Facsimile: 61 3 9473 2500
Website: www.computershare.com
Email: web.queries@computershare.com.au

PAPUA NEW GUINEA
Computershare Investor Services Pty Limited
C/- Kina Securities
Level 2, Deloitte Tower
Douglas Street
(PO Box 1141)
Port Moresby
Papua New Guinea
Tel: (675) 308 3888
Fax: (675) 308 3899

Cue Energy Resources Limited

ABN 45 066 383 971

Level 21, 114 William Street
Melbourne Victoria 3000
Australia

Telephone: +61 3 9670 8668
Facsimile: + 61 3 9670 8661
Web Site: www.cuenrg.com.au
E-mail: mail@cuenrg.com.au

END

ISO paper sizes (plus rounded inch values)

Format	A series		B series		C series	
Size	mm × mm	in × in	mm × mm	in × in	mm × mm	in × in
-0	841 × 1189	33.1 × 46.8	1000 × 1414	39.4 × 55.7	917 × 1297	36.1 × 51.1
-1	594 × 841	23.4 × 33.1	707 × 1000	27.8 × 39.4	648 × 917	25.5 × 36.1
-2	420 × 594	16.5 × 23.4	500 × 707	19.7 × 27.8	458 × 648	18.0 × 25.5
-3	297 × 420	11.7 × 16.5	353 × 500	13.9 × 19.7	324 × 458	12.8 × 18.0
-4	210 × 297	8.3 × 11.7	250 × 353	9.8 × 13.9	229 × 324	9.0 × 12.8
-5	148 × 210	5.8 × 8.3	176 × 250	6.9 × 9.8	162 × 229	6.4 × 9.0
-6	105 × 148	4.1 × 5.8	125 × 176	4.9 × 6.9	114 × 162	4.5 × 6.4
-7	74 × 105	2.9 × 4.1	88 × 125	3.5 × 4.9	81 × 114	3.2 × 4.5
-8	52 × 74	2.0 × 2.9	62 × 88	2.4 × 3.5	57 × 81	2.2 × 3.2
-9	37 × 52	1.5 × 2.0	44 × 62	1.7 × 2.4	40 × 57	1.6 × 2.2
-10	26 × 37	1.0 × 1.5	31 × 44	1.2 × 1.7	28 × 40	1.1 × 1.6